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                          October 26, 2020

       Hu Xiaoming
       Chief Executive Officer
       Kandi Technologies Group, Inc.
       Jinhua City Industrial Zone
       Jinhua, Zhejiang Province
       People's Republic of China 321016

                                                        Re: Kandi Technologies
Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 21,
2020
                                                            File No. 333-249585

       Dear Mr. Xiaoming:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Elizabeth Fei Chen,
Esq.